UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Invitation to Purchase Notes for Cash dated 01 March 2016
Exhibit No. 2	Total Voting Rights dated 01 March 2016
Exhibit No. 3	Annual Report on Form 20f dated 01March 2016
Exhibit No. 4	Director/PDMR Shareholding dated 04 March 2016
Exhibit No. 5	Publication of Prospectus dated 07 March 2016
Exhibit No. 6	Results of Invitation to Purchase Notes for Cash dated 09 March 2016
Exhibit No. 7	Holding(s) in Company dated 15 March 2016
Exhibit No. 8	Director/PDMR Shareholding dated 15 March 2016
Exhibit No. 9	Holding(s) in Company dated 16 March 2016
Exhibit No. 10	Publication of Final Terms dated 23 March 2016
Exhibit No. 11	Director/PDMR Shareholding dated 24 March 2016
Exhibit No. 12	Publication of Final Terms dated 24 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, |ach of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 01, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

March 1, 2016
BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer ") has today launched invitations to holders of certain notes set out in the table below (the "Notes") issued by the Issuer to tender such Notes for purchase by the Issuer (the " Offers "), subject to applicable offer and distribution restrictions.
The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated March 1, 2016 (the " Tender Offer Memorandum ") and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers
Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Fixed Spread (Basis Points)	Reference U.S. Treasury Security	Bloomberg Reference Page
2.50 per cent. Senior Notes due 2019	06739FHT1 / US06739FHT12	US$725,735,000	115	0.750% U.S. Treasury Note due 2/15/2019	BBT1
6.75 per cent. Senior Notes due 2019	06739FFS5 / US06739FFS56	US$804,179,000	125	0.750% U.S. Treasury Note due 2/15/2019	BBT1
5.125 per cent. Senior Notes due 2020	06739GAR0 / US06739GAR02	US$941,279,000	110	1.125% U.S. Treasury Note due 2/28/2021	BBT1
3.75 per cent. Senior Notes due 2024	06739FHV6 / US06739FHV67	US$776,724,000	160	1.625% U.S. Treasury Note due 2/15/2026	BBT1

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Purchase Price per US$1,000 Principal Amount
6.86 per cent. Callable Perpetual Core Tier One Notes	06738CAG4 / US06738CAG42, XS0155141830	US$569,200,000	US$1,157.50

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made through the Clearing Systems in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce,inter alia , its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement following the Expiration Deadline.

Notes validly tendered may be revoked at any time prior to the Expiration Deadline, but not thereafter.

Rationale for the Offers

The Offers are made as part of the Issuer's ongoing liability management, with the intention of supporting the Group's ongoing transition to a holding company capital and term funding model in line with regulatory requirements. Certain of the Notes included in the Offers were also included in the Issuer's previous offers announced on January 4, 2016.  The inclusion of these Notes in the Offers is designed to provide Noteholders with a further opportunity to tender such Notes and remains consistent with the Group's liability management objectives set out above.

Independently of the Offers, and as part of the Group's ongoing transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offers are not conditional upon any future capital markets issuance.

The Issuer has today also invited holders of certain pound sterling and euro denominated debt securities who are outside the United States to tender those securities for purchase (the "Non-U.S. Offers"). The Non-U.S. Offers are being made in certain countries outside the United States only and are not open to any holder of such securities that is a U.S. resident. U.S. residents that hold any securities subject to the Non-U.S. Offers may not offer to sell them pursuant to the Non-U.S. Offers. Holders may not tender any securities in these Offers other than the Notes specified in the table above.

Purchase Price and Accrued Interest Payment

The purchase price for each Series of Senior Notes will be calculated by the Dealer Manager by reference to the applicable Fixed Spread over the yield to maturity of the applicable Reference U.S. Treasury Security at 2:00 p.m. (New York City time) on March 8, 2016 (the "
Price Determination Time "). The purchase price per US$1,000 principal amount of the 6.86% Notes is set forth in the table above.
The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offers, from (and including) the interest payment date immediately preceding the Settlement Date for the relevant Series of Notes to (but excluding) the Settlement Date.

Tender Offer Period

The Offers commence on March 1, 2016 and will end at 5:00 p.m. (New York City time) on March 8, 2016 (the " Expiration Deadline "), unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by publication through RNS and/or the delivery of notices to the relevant Clearing Systems for communication to Direct Participants and the issue of a press release to one or more Notifying News Service(s).

Noteholders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.
Time and Date	Event
March 1, 2016	Commencement of the Offers Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
2:00 p.m. (New York City time) on March 8, 2016
Price Determination Time

The Dealer Manager will calculate the Purchase Price for each Series of Senior Notes in the manner described in this Tender Offer Memorandum by reference to the applicable Fixed Spread over the yield to maturity, calculated by the Dealer Manager in accordance with standard market practice, of the applicable Reference U.S. Treasury Security, based on the bid side price of such Reference U.S. Treasury Security as displayed on Bloomberg Reference Page BBT1 (or, if such Bloomberg Reference Page is unavailable or manifestly erroneous, such other recognized quotation source as the Dealer Manager may in its sole and absolute discretion select).
After the determination of the Purchase Price for each Series of Senior Notes, the Issuer will announce such Purchase Prices by way of the issue of a press release to one or more Notifying News Service(s).

5:00 p.m. (New York City time) on March 8, 2016	Revocation Deadline Noteholders may revoke tenders at any time prior to the Expiration Deadline.
5:00 p.m. (New York City time) on March 8, 2016
Expiration Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

March 9, 2016
Announcement of Result of Offers

The Issuer will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the expected Settlement Date for such Offers)  and the results of the Offers by way of the issue of a press release to one or more Notifying News Service(s) and/or  via RNS.

5:00 p.m. (New York City time) on March 10, 2016
Deadline for Delivery of Notes Tendered by Guaranteed Delivery procedures

If any Noteholder desires to tender their Notes and (1) such Notes certificates are not immediately available or cannot be delivered to the Tender Agent, (2) such Noteholder cannot comply with the procedure for book-entry transfer, or (3) such Noteholder cannot deliver the other required documents to the Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (New York City time) on March 10, 2016.

March 11, 2016	Settlement Expected Settlement Date. Payment of the Purchase Price and any Accrued Interest Payment in respect of the Offers.
Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email:
us.lm@barclays.com

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Telephone: +44 20 7704 0880
Toll Free Number: +1 (800) 495 5148
Attention: Thomas Choquet / Victor Parzyjagla
Email: barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Lisa Bartrip
Tel: +44 (0) 20 7773 0708

Barclays Treasury
Miray Muminoglu
Tel: +44 (0) 20 7773 8199
Tim Allen
Tel: +44 (0) 20 3134 6290

Media Relations
Mark Lane
Tel: +1 212 412 1413

DISCLAIMER
This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the Notes, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in " Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the " Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifies ) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier , are eligible to participate in the Offers. The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the
Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (" Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act ") and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "CONSOB Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Noteholders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Exhibit No. 2

1 March 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 29 February 2016, Barclays PLC's issued share capital consists of 16,809,649,269 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,809,649,269) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3
1 March 2016

Barclays PLC and Barclays Bank PLC

Annual Report on Form 20-F

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2015 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website, home.barclays/investorrelations.  A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

Note for Barclays shareholders

From Friday, 18 March 2016 Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC for the year ended 31 December 2015 upon request, free of charge, in the following way:

Ordinary Shareholders
Tel: 0371 384 2055*(in the UK)
or +44 (0) 121 415 7004 (from overseas)
Contact us via www.shareview.co.uk

* Lines open 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

ADR Holders
JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free in the US and Canada)
or +1 651 453 2128 (outside the US and Canada)
Email: jpmorgan.adr@wellsfargo.com

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive presence in Europe, the Americas, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 132,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 4

4 March 2016
Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

1.     On 3 March 2016 Steve Thieke notified the Company that on 3 March 2016 he had purchased 5,000 Barclays PLC American Depositary Shares ('ADSs')1 of the Company at a price of $9.478898 per ADS. The transaction took place on the New York Stock Exchange.

2.     On 4 March 2016 the Company was notified that on 2 March 2016 the following ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') were purchased on the London Stock Exchange on behalf of the
        Chairman and the non-executive Directors of the Company at a price of £1.610406 per Share. These purchases arise from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

Director	Barclays PLC shares purchased	Total beneficial interest	Total non-beneficial interest
Mike Ashley	5,876	29,423	-
Tim Breedon	5,959	25,155	-
Diane de Saint Victor	8,654	30,233	-
Crawford Gillies	6,353	65,209	-
Sir Gerry Grimstone	1,688	98,733	-
Reuben Jeffery2	8,636	193,624	-
John McFarlane	19,793	31,788	-
Dambisa Moyo	6,261	46,957	-
Diane Schueneman3	7,587	9,587	-
Steve Thieke4	6,615	49,738	-
Frits van Paasschen5	6,441	23,625	-

1Each American Depositary Share represents four Shares

2Reuben Jeffery's beneficial interest comprises 31,503 American Depositary Shares and 67,612 Shares

3Diane Schueneman's beneficial interest comprises 500 American Depositary Shares and 7,587 Shares

4Steve Thieke's beneficial interest comprises 8,000 American Depositary Shares and 17,738 Shares

5Frits van Paasschen's beneficial interest comprises 655 American Depositary Shares and 21,005 Shares

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 0699

Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 4 March 2016 to the Base Prospectus dated 4 August 2015 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2486R_-2016-3-7.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 6

March 9, 2016

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On March 1, 2016, Barclays Bank PLC (the "Issuer") launched invitations to holders of certain notes set out in the table below (the "Notes") issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (5:00 p.m. (New York City time) on March 8, 2016), the aggregate principal amount of each Series of Notes validly tendered and to be accepted for purchase (including amounts of Notes that remain subject to guaranteed delivery procedures), and the Purchase Price of each Series of Notes is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, expected to be March 11, 2016, the relevant Purchase Price plus any Accrued Interest Payment.

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount	Accrued Interest per US$1,000 Principal Amount
2.50 per cent. Senior Notes due 2019	06739FHT1 / US06739FHT12	US$725,735,000	US$222,030,000	115	1.029%	US$1,009.09	US$1.46
6.75 per cent. Senior Notes due 2019	06739FFS5 / US06739FFS56	US$804,179,000	US$142,431,000	125	1.029%	US$1,137.07	US$20.44
5.125 per cent. Senior Notes due 2020	06739GAR0 / US06739GAR02	US$941,279,000	US$96,876,000	110	1.346%	US$1,097.22	US$8.97
3.75 per cent. Senior Notes due 2024	06739FHV6 / US06739FHV67	US$776,724,000	US$107,901,000	160	1.829%	US$1,022.69	US$12.08

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Purchase Price per US$1,00 Principle Amount		Accrued Interest per US$1,000 Principal Amount
6.86 per cent. Callable Perpetual Core Tier One Notes	06738CAG4 / US06738CAG42, XS0155141830	US$569,200,000	US$387,067,000	US$1,157.50		US$16.39

The Issuer intends to accept all Notes validly tendered for purchase, subject, among other things, to the relevant Noteholder having tendered for purchase the relevant Minimum Denomination of Notes. All Notes purchased pursuant to the Offers will be cancelled.

The Offers have now expired and no further Notes can be tendered for purchase.

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated March 1, 2016 (the "Tender Offer Memorandum") and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Telephone: +44 20 7704 0880
Toll Free Number: +1 (800) 495 5148
Attention: Thomas Choquet / Victor Parzyjagla
Email: barclays@lucid-is.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Lisa Bartrip
Tel: +44 (0) 20 7773 0708

Barclays Treasury
Miray Muminoglu
Tel: +44 (0) 20 7773 8199

Tim Allen
Tel: +44 (0) 20 3134 6290

Media Relations
Mark Lane
Tel: +1 212 412 1413

DISCLAIMER

The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

Exhibit No. 7

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached							☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments							☐
An event changing the breakdown of voting rights							☐
Other (please specify):							☐
3. Full name of person(s) subject to the notification obligation:			BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:			8 March, 2016
6. Date on which issuer notified:			9 March, 2016
7. Threshold(s) that is/are crossed or reached:			Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	821,529,457	821,529,457	N/A	N/A	601,546,985	N/A	3.57%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
Securities Lending				341,713,210		2.03%
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
CFD				11,895,965		Nominal	Delta
						0.07%	0.07%
Total (A+B+C)
Number of voting rights				Percentage of voting rights
955,156,160				5.68%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Annex
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:				BlackRock Regulatory Threshold Reporting Team
14. Contact name:				Gareth Slade
15. Contact telephone number:				020 7743 3650

ANNEX

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Isle of Man) Holdings Limited
BlackRock (Isle of Man) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

Exhibit No. 8

15 March 2016

Barclays PLC (the "Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

Pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4R, the Company announces that the trustee of the Barclays Group (PSP) Employees' Benefit Trust notified the Company on 14 March 2016 that on 14 March 2016 it had delivered ordinary shares of Barclays PLC with a nominal value of 25p each (the "Shares") to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below.  The Shares delivered are:

i. in respect of the quarterly payment of the Share element of the role based pay component1 of PDMRs' fixed remuneration for the three months to 31 March 2016;

ii.    in respect of Share Incentive (Holding Period) Awards made in 2016 (the remaining Shares, after tax liabilities2 were discharged, are now held in a nominee account on behalf of the individuals); and

iii. to satisfy the release of Shares the subject of awards made under the Barclays Share Value Plan3 (the "SVP") and the Barclays Long Term Incentive Plan4 (the "LTIP") over the last three years.

The market price on the date the Shares were provided was £1.6535 per Share and the place of trading was the London Stock Exchange.

Director/PDMR	Shares providedto Director/PDMR	Shares deducted to cover tax liabilities	Balance of Shares held by Director
Jes Staley	1,090,169	512,380	3,390,786
Tushar Morzaria	643,494	302,444	1,272,360
Michael Harte	287,242	135,005
Bob Hoyt	483,562	227,277
Robert Le Blanc	779,790	366,505
Tristram Roberts	336,537	158,174
Mike Roemer	211,989	99,638
Amer Sajed	241,023	84,844
Ashok Vaswani	1,085,037	509,972

Notes:

1	The Share element of role based pay is payable quarterly and is subject to a holding period with restrictions lifting over five years (20% each year).
2	Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those liabilities.
3
The SVP was introduced in March 2010.  SVP awards are granted to participants over Shares which may typically be released over a period of three years in equal annual tranches dependent on future service and the SVP rules.  Discretionary dividend equivalent payments may also be made to participants on release of a SVP award.  Since 2014, the Shares awarded to Directors and PDMRs have been subject to a six month holding period after release. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP (JSVP).

4	For further details on the Barclays LTIP, see previous disclosures in the Barclays Annual Report.

-ENDS-

For further information please contact:

Investor Relations                  Media Relations

Kathryn McLeland                Tom Hoskin

+44 (0)207 116 4943              +44 (0)20 7116 0699

Exhibit No. 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	14 March, 2016
6. Date on which issuer notified:	15 March, 2016
7. Threshold(s) that is/are crossed or reached:	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Direct	Indirect	Direct	Indirect
GB0031348658	601,546,985	601,546,985	N/A	N/A	943,381,390	N/A	5.61%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending	747,863	0.00%
American Depository Receipt	4,564	0.00%
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD	13,045,045	Nominal	Delta
0.07%	0.07%
Total (A+B+C)
Number of voting rights	Percentage of voting rights
957,178,862	5.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Annex
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 3650

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Isle of Man) Holdings Limited
BlackRock (Isle of Man) Limited

Exhibit No. 10

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of €1,500,000,000 1.875 per cent.  Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0266T_-2016-3-23.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, as supplemented by the prospectus supplements dated 30 October 2015 and 4 March 2016, each relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

24 March 2016

Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

On 23 March 2016 Mike Ashley notified the Company that on 23 March 2016 he had purchased 31,093 ordinary shares of the Company with a nominal value of 25p each ("Shares") at a price of £1.591217 per Share. The transaction took place on the London Stock Exchange.

Following this transaction, Mike Ashley has a total beneficial interest in 60,516 Shares in the Company.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 0699

Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of AUD 60,000,000 6.10 per cent.  Notes due 2031 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1842T_-2016-3-24.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, as supplemented by the prospectus supplements dated 30 October 2015 and 4 March 2016, each relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.